Exhibit (a)(1)(v)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Class A common stock of Verso Corporation. The Offer (as defined below) is made solely by the Offer to Purchase, dated May 13, 2021, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares (as defined below) in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Verso Corporation by the Dealer Manager (as defined below) or one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

Verso Corporation

of

Up to $55 Million Aggregate Purchase Price of Shares of its Class A Common Stock

At a Purchase Price

Not Greater Than $18.30 per Share

Nor Less Than $16.00 per Share

Verso Corporation, a Delaware corporation (the “Company”), is offering to purchase shares of its Class A common stock, par value $0.01 per share (each, a “Share”), having an aggregate purchase price of up to $55 million, at a price not greater than $18.30 nor less than $16.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 13, 2021 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THURSDAY, JUNE 10, 2021, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”) OR TERMINATED.

The Offer is not conditioned on the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, which will be conducted through a “modified Dutch auction” process, the Company will determine a single price per Share, not greater than $18.30 nor less than $16.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for Shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of Shares tendered and the prices specified, or deemed specified, by tendering stockholders. The Company will select the lowest single purchase price (in multiples of $0.10) within the price range specified above that will allow it to purchase Shares having an aggregate purchase price of up to $55 million. Upon the terms and subject to the conditions of the Offer, if, based on the purchase price determined by the Company, Shares having an aggregate purchase price of less than $55 million are properly tendered and not properly withdrawn, the Company will select the lowest price that will allow the Company to buy all the Shares that are properly tendered and not properly withdrawn before the Offer expires. All Shares the Company purchases in the Offer will be acquired at the same purchase price regardless of whether any stockholder tenders at a lower price. Only Shares properly tendered at prices at or below the purchase price selected by the Company and not properly withdrawn will be purchased. However, because of “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the Shares tendered at or below the purchase price if, based on the purchase price determined by the Company, Shares having an aggregate purchase price of more than $55 million are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders at the Company’s expense promptly after the Expiration Date of the Offer. The Company reserves the right, in its sole discretion, to change the purchase price range per Share and to increase or decrease the aggregate purchase price of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, the Company may increase the number of Shares accepted for payment in the Offer by an additional amount of Shares not to exceed 2% of the outstanding Shares without extending the Offer.

As of May 10, 2021, there were 32,650,370 Shares outstanding. At the maximum purchase price of $18.30 per Share, the Company could purchase 3,005,464 Shares if the Offer is fully subscribed, which would represent approximately 9.2% of the outstanding Shares as of May 10, 2021. At the minimum purchase price of $16.00 per Share, the Company could purchase 3,437,500 Shares if the Offer is fully subscribed, which would represent approximately 10.5% of the outstanding Shares as of May 10, 2021. If the Company does not extend the Offer beyond the initial Expiration Date of June 10, 2021, Shares tendered in this Offer will not be entitled to the Company’s quarterly dividend of $0.10 per Share to be paid on June 29, 2021 to stockholders of record as of June 17, 2021. The Shares are listed and traded on the New York Stock Exchange under the symbol “VRS.” Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date.

The Offer will expire at 12:00 Midnight, New York City time, at the end of Thursday, June 10, 2021, unless the Company exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

In accordance with the instructions to the Letter of Transmittal, stockholders wishing to tender Shares must specify the price or prices, not greater than $18.30 nor less than $16.00 per Share, at which they are willing to sell their Shares to the Company in the Offer. Alternatively, stockholders desiring to tender Shares can choose not to specify a price and, instead, elect to tender their Shares at the purchase price ultimately paid for Shares properly tendered and not properly withdrawn in the Offer. If a stockholder agrees to accept the purchase price determined in the Offer, its Shares will be deemed to be tendered at the minimum price of $16.00 per Share, which could result in the tendering stockholder receiving the minimum price of $16.00 per Share. See the Offer to Purchase for recent market prices for the Shares.

Stockholders wishing to tender Shares must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal. Guaranteed delivery procedures will not be available under the terms of the Offer as an alternative delivery mechanism for tendering your Shares.

Upon the terms and subject to the conditions of the Offer, if, based on the purchase price determined by the Company, Shares having an aggregate purchase price in excess of $55 million (or such greater amount as the

Company may elect to pay, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Date, the Company will purchase Shares as follows:

•

first, the Company will purchase all odd lots of less than 100 Shares at the purchase price determined in the Offer from stockholders who validly tender all of their Shares at or below the purchase price determined in the Offer and who do not validly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such odd lot holder (each, an “Odd Lot Holder”) will not qualify for this preference);

•

second, after purchasing all the odd lots that were validly tendered at or below the purchase price determined in the Offer, subject to the conditional tender provisions described in the Offer to Purchase (whereby a holder may specify a minimum number of such holder’s Shares that must be purchased if any such Shares are purchased), the Company will purchase all Shares properly tendered at or below the purchase price determined in the Offer on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares; and

•

third, only if necessary to permit the Company to purchase Shares having an aggregate purchase price of $55 million (or such greater amount as the Company may elect to pay, subject to applicable law), the Company will purchase Shares conditionally tendered (as described in the Offer to Purchase) (for which the condition was not initially satisfied) at or below the purchase price determined in the Offer, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to “odd lot” priority, proration, and conditional tender provisions of the Offer, Shares that are properly tendered at or below the purchase price selected by the Company and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the per Share purchase price for all of the Shares accepted for payment in accordance with the Offer. In all cases, payment for Shares tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), including any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)); and (iii) any other required documents. Under no circumstances will the Company pay interest on the purchase price, even if there is a delay in making payment.

The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.

Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, if after 12:00 Midnight, New York City time, at the end of Thursday, June 10, 2021 the Company has not accepted for payment such Shares, stockholders may also withdraw such Shares at any time thereafter. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those Shares, an Eligible Institution must guarantee the signature on the notice of withdrawal. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw

Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been tendered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. None of the Company, its Board of Directors, BofA Securities, Inc., as dealer manager (the “Dealer Manager”), Computershare Trust Company, N.A., as the Depositary, Georgeson LLC, as the information agent (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

In connection with the sale of the Company’s Androscoggin and Stevens Point Mills to Pixelle Specialty Solutions LLC, completed on February10, 2020 (the “Pixelle Sale”), the Company received net proceeds of $345 million in cash. As previously disclosed, the Company’s Board of Directors has noted its intention to return up to $282 million and not less than $225 million of the net cash proceeds from the Pixelle Sale to stockholders by way of dividends and/or share repurchases. Since the Pixelle Sale, the Company has returned approximately $152 million in capital to its stockholders as of the end of the first quarter of 2021. The Company commenced paying quarterly dividends of $0.10 per share in the second quarter of 2020, and the Company paid a special dividend of $3.00 per share on September 28, 2020. The Company’s Board of Directors has also authorized a share repurchase program of up to $150 million in value pursuant to which the Company has already repurchased Shares for a purchase price of approximately $38.3 million. The Offer, which is being conducted under the Company’s existing $150 million share repurchase program, is another means for the Company to return proceeds from the Pixelle Sale to its stockholders. The Company’s Board of Directors has unanimously determined that it is in the best interests of the Company and its stockholders to repurchase Shares pursuant to the Offer.

The Company is making the Offer because it believes that the modified Dutch auction tender offer set forth in the Offer to Purchase represents a mechanism to provide the Company’s stockholders with the opportunity to tender all or a portion of their Shares more rapidly than would be possible through open market purchases, and thereby receive a return of some or all of their investment if they so elect. The Offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if the Company completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them. These stockholders will also bear the attendant risks and rewards associated with owning the equity securities of the Company.

The Offer also provides stockholders with an efficient way to sell their Shares without incurring brokerage fees or commissions associated with open market sales. Where Shares are tendered by the registered owner of those Shares directly to the Depositary, the sale of those Shares in the Offer will permit the tendering stockholder to avoid the usual transaction costs associated with open market transactions. Stockholders holding Shares in a brokerage account or otherwise through brokers may be subject to transaction costs and should contact their brokerage account for more information. Furthermore, Odd Lot Holders who hold Shares registered in their name(s) and tender their Shares directly to the Depositary and whose Shares are purchased in the Offer will avoid not only the payment of brokerage commissions but also any applicable odd lot discounts that might be payable on sales of their Shares in transactions on the NYSE.

Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), your receipt of cash from the Company in exchange for the Shares you tender will be a taxable transaction for United States federal income tax purposes. The cash you receive for your tendered Shares will generally be treated for United States federal income tax purposes either as consideration received in respect of a sale or exchange of the Shares purchased by the Company or as a distribution from the Company in respect of the Shares. The Company urges you to consult your own tax advisor as to the particular tax consequences to you of the Offer. If you are a non-U.S. Holder (as defined in the Offer to Purchase), because it is unclear whether the cash you receive in connection with the Offer will be treated (i) as proceeds of a sale or exchange or (ii) as a distribution, the Depositary or other applicable withholding agent may treat such payment as a dividend distribution for withholding purposes. Accordingly, if you are a non-U.S. Holder, you may be subject to withholding on payments to you at a rate of 30% of the gross proceeds paid, unless you establish an entitlement to a reduced rate of withholding by timely completing, under penalties of perjury, the applicable Form W-8. Non-U.S. Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure. All stockholders should read carefully the Offer to Purchase, in particular Section 3 and Section 13, for additional information regarding the United States federal income tax consequences of participating the Offer and should consult their financial and tax advisors.

The Company’s Board of Directors has authorized the Company to make the Offer. However, none of the Company, the members of its Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares or as to the purchase price or purchase prices at which stockholders may choose to tender their Shares. None of the Company, the members of its Board of Directors, the Dealer Manager, the Depositary or the Information Agent has authorized any person to make any recommendation with respect to the Offer. Stockholders should carefully evaluate all information in the Offer to Purchase and in the related Letter of Transmittal and should consult their own financial and tax advisors. Stockholders must decide whether to tender their Shares and, if so, how many Shares to tender and the purchase price or purchase prices at which a stockholder will tender. In doing so, a stockholder should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal before making any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to all holders of the Shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager, at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Shareholders, Banks and Brokers

Call Toll-Free: (866) 729-6811

The Dealer Manager for the Offer is:

BofA Securities

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Call Toll-Free: (888) 803-9655

May 13, 2021